UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
HIGH TEMPLAR TECH LIMITED
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
American Depositary Shares
(Title of Class of Securities)
747798106
(CUSIP Number of Class of Securities)
Min Luo, Chairman and Chief Executive Officer
Telephone: +86-592-317-2318
Email: ir@hightemplar.com
No. 101, Meishe Road, Meilin Street
Tongan District, Xiamen, Fujian Province
China
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With copies to:
Yi Gao Simpson Thacher & Bartlett 35th Floor, ICBC Tower Hong Kong, China (852) 2514-7600	Marisa D. Stavenas John O’Connell Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000
Harald Halbhuber
Lesley Janzen
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000
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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Tender Offer Statement on Schedule TO relates to the offer by High Templar Tech Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“High Templar Tech” or the “Company”), to purchase up to 39 million American Depositary Shares (the “ADSs”) of the Company, each representing one Class A ordinary share, par value US$0.0001 per share, at a price not greater than US$3.20 nor less than US$2.80 per ADS, as set forth in the Offer to Purchase (defined below), to the seller in cash, less any applicable withholding taxes, and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Tender Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   Name and Address.   The name of the subject company (which is also the issuer) is High Templar Tech Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands. The Company’s principal executive offices are located at No. 101, Meishe Road, Meilin Street, Tongan District, Xiamen, Fujian Province, the People’s Republic of China. The Company’s phone number is +(86) 592-317-2318. The information set forth in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.
(b)   Securities.   The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.
(c)   Trading Market and Price.   The information set forth in the section captioned “Introduction” in the Offer to Purchase and Section 8 (“Price Range of ADSs; Dividends”) of the Offer to Purchase is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a)   Name and Address.   The name of the filing person is High Templar Tech Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is also the subject company. The information set forth in Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs”) of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)   Material Terms.   The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet,” and in Section 1 (“Number of ADSs; Price; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”), Section 3 (“Procedures for Tendering ADSs”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of ADSs and Payment of Purchase Price”), Section 6 (“Conditional Tender of ADSs”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs”), Section 12 (“Certain Legal Matters; Regulatory Approvals”),

Section 13 (“Certain U.S. Federal Income Tax Consequences”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.
(b)   Purchases.   The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs”) of the Offer to Purchase is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(e)   Agreements Involving the Subject Company’s Securities.   The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the ADSs”) of the Offer to Purchase is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)   Purposes.   The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.
(b)   Use of Securities Acquired.   The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.
(c)   Plans.   The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a)   Source of Funds.   The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(b)   Conditions.   The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(d)   Borrowed Funds.   The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company.
(a)   Securities Ownership.   The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the ADSs”) of the Offer to Purchase is incorporated herein by reference.
(b)   Securities Transactions.   The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the ADSs”) of the Offer to Purchase is incorporated herein by reference.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   Solicitation or Recommendation.   The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
Item 10.   Financial Statements.
(a) – (b)   Not applicable.

Item 11.   Additional Information.
(a)   Agreements, Regulatory Requirements and Legal Proceedings.   The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”), Section 10 (“Certain Information Concerning the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.
(c)   Other Material Information.   The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.
Item 12.   Exhibits.
See the Exhibit Index immediately following the signature page.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 26, 2026
HIGH TEMPLAR TECH LIMITED
By:
/s/ Min Luo

Name:
Min Luo

Title:
Chairman and Chief Executive Officer

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 26, 2026.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Summary Advertisement, dated May 26, 2026.
(a)(5)(A)	Press release announcing the commencement of the Offer, dated May 26, 2026.
(d)(1)
Form of Deposit Agreement (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-220779) filed with the Securities and Exchange Commission on October 3, 2017 with respect to American depositary shares representing our Class A ordinary shares).

(d)(2)
Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017).

(d)(3)
Amendment No. 1 to Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017).

(d)(4)
Amendment No. 2 to Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017).

(d)(5)
Trust Deed Constituting Qudian Inc. Equity Incentive Trust, dated December 30, 2016, between Qudian Inc. and Ark Trust (Hong Kong) Limited (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017).

(d)(6)
Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017).

(d)(7)
Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017).

107	Filing Fee Table.